Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
JUNE 29, 2006
LJ INTERNATIONAL’S ENZO DIVISION CONTINUES RAPID
EXPANSION ACROSS CHINA WITH 13 STORES NOW PROFITABLE
Company Expects to Increase Second Quarter Guidance
HONG KONG and LOS ANGELES, June 29, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported on the continuing expansion of its ENZO Division, the Company’s retail jewelry chain launched following China’s acceptance into the World Trade Organization (WTO). The report indicated that LJI’s ENZO Division is continuing to exceed all internal and external expectations on both an operational and financial basis. The Company indicated that:
•	ENZO has 30 stores in operation as of today, well ahead of its schedule to open at least 40 stores by the end of 2006. It is also now well-established in all major regions and metropolitan areas of Mainland China, Hong Kong and Macau.

•	Of the 30 stores in operation as of today, 13 have already achieved profitability on a store level.

•	Based on these trends, the Company believes that it is well on-track to continue to strengthen its position as one of the dominant jewelry brands in China.
Founded just over 18 months ago, ENZO has rapidly grown to become the largest foreign-branded retail jewelry chains in China. With six months remaining in the current year, ENZO is only ten stores shy of its publicly stated 40 store target for the end of 2006.
Overall, as reported earlier by LJI, total revenue from the ENZO division in the first quarter ended March 31, 2006, was $1.76 million, up 66% sequentially from $1.06 million in the fourth quarter of 2005. ENZO’s net loss (including operating and finance expenses for new store openings) declined to $550,000 in the first quarter of 2006 from $749,000 in the fourth quarter of 2005. LJI expects ENZO to reach break-even EBITDA (earnings before interest, taxes, depreciation and amortization) during 2006, with profitability expected the following year.
Yu Chuan Yih, Chairman and CEO of LJ International, commented, “The financial growth of our ENZO retail stores in only its first 18 months of operation confirms the brand’s strong market acceptance in the

Chinese retail jewelry market. It is also growing at such a rapid pace that it will likely emerge as one of the primary drivers of LJI’s future financial growth faster than initially expected. ENZO’s current store opening schedule, which is well ahead of schedule, successful advertising and marketing campaigns and the growing Chinese economy has already enabled over 40% of the total number of stores to achieve profitability on the store level — nearly half a year ahead of our initial expectations. As a result, we believe ENZO will positively impact both our current second quarter and the remainder of the year better than expected.”
The Company expects to increase its second quarter guidance as a result of the continuing better than expected performance both in its wholesale and retail businesses.
To be added to the LJI’s investor lists or to participate in any upcoming institutional investor meetings, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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